SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of June 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated June 14, 2001

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-9106 and 333-13350.


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              Laurentian Bank transfers its information technology
                                activities to CGI

Montreal, June 14, 2001 - Laurentian Bank of Canada proceeded today to transfer its information technology activities to CGI as specified in the outsourcing agreement announced on June 4, 2001.

Financial highlights of the agreement

Under the terms of the agreement, valued at CDN$300 million (US$194 million), Laurentian Bank delegates the development and management of its information technology services to CGI while the Bank will continue to oversee all aspects of systems architecture, technological orientations, information security and projects as well as services agreement management.

The agreement includes the issue of a warrant by CGI to Laurentian Bank, under which the Bank is entitled to subscribe, until June 12, 2006, for up to 1,118,210 class A subordinate shares of CGI at a price of CDN$8.877 a share. Any gains on this warrant would be recorded by Laurentian Bank on the sale of the CGI class A subordinate shares by Laurentian Bank.

CGI's majority individual shareholders (Serge Godin, Andre Imbeau and Jean Brassard) have decided to exercise their preemptive rights pursuant to the articles of incorporation of CGI in respect of the issue of the warrant in order to maintain their Class B voting interests at current levels. BCE Inc. has decided to exercise its preemptive right in order to maintain its voting and equity interests at current levels. Pursuant to such exercise of preemptive rights, CGI will issue warrants with substantially the same terms and conditions, subject to the approval of the regulatory authorities. Such warrants may be exercised only and to the extent that Laurentian Bank exercises its warrant.

Founded in 1846, Laurentian Bank ranks seventh among Canadian Schedule I banks, with assets of over $17 billion. The Bank offers highly competitive products and superior personalized service to meet the banking and financial needs of individuals and small and medium-sized businesses. The Bank's common shares are traded on the Toronto Stock Exchange (ticker symbol: LB). The address of the Bank's Web site is www.laurentianbank.com





                                                                         .../2

Press release - page 2


Founded in 1976, CGI is the fifth largest independent information technology services firm in North America, based on its headcount of more than 10,000 professionals. CGI's order backlog totals approximately US$5.3 billion (CDN$8.2 billion) and its revenue run-rate is close to US$1 billion (CDN$1.5 billion). CGI provides end-to-end IT services and business solutions to 2,500 clients in the United States, Canada and more than 20 countries around the world. CGI's shares are listed on the NYSE (GIB), as well as on the TSE (GIB.A). They are included in the Toronto Stock Exchange's TSE 300 index as well as the S&P/TSE Canadian Information Technology index. Web site: www.cgi.ca.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions; and other risks identified in Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s annual report or Form 40F filed with the U.S. Securities & Exchange Commission and the Company's Annual Information Form filed with Canadian securities commissions. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                                      -30-
For more information:

Laurentian Bank of Canada
Nathalie Roberge                                 Michael Murray
Assistant vice-president,                        Vice-president
public affairs                                   investor relations
Office: (514) 284-4500, extension 7511           Office: (514) 284-4500,
Cellular: (514)893-3963                          extension 5907
robergn@banquelaurentienne.ca                    murraym@banquelaurentienne.ca

CGI
Eileen Murphy                                    Ronald White
Director, media relations                        Director, investor relations
Office: (514) 841-3430                           Office: (514) 841-3230
Eileen.murphy@cgi.ca                             Ronald.white@cgi.ca

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              CGI GROUP INC.
                                  (Registrant)


Date:   June 14, 2001         By /s/ Paule Dore
                                  Name:  Paule Dore
                                  Title:  Executive Vice President
                                          and Chief Corporate Officer
                                          and Secretary